Exhibit 99.1- Explanation of Responses

(1) Bedford Oak Advisors, LLC serves as the investment manager to certain private investment funds which directly own the Common Stock of the Issuer.

(2) Pursuant to investment management agreements, Bedford Oak Advisors, LLC has investment and voting power with respect to the securities held by the private investment funds that it manages. Harvey P. Eisen is the managing member of Bedford Oak Advisors, LLC. In accordance with Instruction 4(b)(iv), the entire amount of the Issuer’s securities held by the private investments funds is reported herein. The Reporting Persons disclaim any beneficial ownership of any of the Issuer’s securities to which this report relates for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, except to the extent of its indirect pecuniary interest therein, and this report shall not be deemed an admission that any Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.

(3) The price reported in Column 4 is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $0.50 to $0.55, inclusive. The reporting persons undertake to provide to National Holdings Corporation, any security holder of National Holdings Corporation, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.